As confidentially submitted to the Securities and Exchange Commission on October 7, 2014
pursuant to the Jumpstart Our Business Startups Act of 2012. All information herein is strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 2
to
Form F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

PolyPid Ltd.

(Exact name of registrant as specified in its charter)

State of Israel	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Amir Weisberg, Chief Executive Officer PolyPid Ltd. 18 Hasivim Street Petach Tikva 4959376 Israel Tel: +972-74-7195700	Zysman, Aharoni, Gayer and Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: 212.660.5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edwin L. Miller Jr., Esq. Oded Har-Even, Esq. Shy S. Baranov, Esq. Zysman, Aharoni, Gayer and Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: 212.660.5000 Email: emiller@sandw.com	Eran Ben-Dor, Adv. Zysman, Aharoni, Gayer & Co. 41-45 Rothschild Blvd. Beit Zion Tel-Aviv, Israel 65784 Tel: +972.3.795.5555	Henry I. Rothman, Esq. Joseph Walsh, Esq. Troutman Sanders LLP The Chrysler Building 405 Lexington Avenue New York, NY 10174 Tel: 212.704.6000	Barry Levenfeld Eric Spindel Yigal Arnon & Co. 1 Azrieli Center Tel-Aviv, Israel 67021 Tel: +972.3.608.7777

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, par value NIS 0.01 per share(2)(3)	$	$
Representative’s warrants to purchase ordinary shares(4)
Ordinary shares underlying Representative’s warrants(5)
TOTAL	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.
(3)	Includes shares of ordinary shares which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.
(4)	In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s ordinary shares underlying the Representative’s warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.
(5)	As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the warrants are exercisable at a per share exercise price equal to 125% of the public offering price, and the proposed maximum aggregate offering price of the representative’s warrants is $ .

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

PolyPid Ltd. is filing this Amendment No. 2 (the “Amendment”) to its Registration Statement on Form F-1 (the “Registration Statement”) as an exhibits-only filing to file Exhibit 10.3 and restate the list of exhibits set forth in Item 8 of Part II of the Registration Statement. Accordingly, this Amendment consists only of the facing page, this explanatory note, Part II of the Registration Statement, including the signature page and the exhibit index, and the filed exhibits. The prospectus is unchanged and has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our amended and restated articles of association contain such a provision. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the Company's activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned events and amount or criteria.

In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or as a monetary sanction; and
•	reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the Company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

•	a breach of duty of care to the Company or to a third party, including a breach arising out of the negligent conduct of an office holder;
•	a breach of duty of loyalty to the Company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the Company; and
•	Financial liabilities imposed on the office holder for the benefit of a third party.

An Israeli company may not, however, indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company;
•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive unlawful personal benefit; or
•	a fine, monetary sanction, penalty or forfeit levied against the office holder.

The Israeli Securities Law, provides that a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure conducted by the Israeli Securities Authority and/or monetary fine (other than for certain legal expenses and payments of damages to an injured party). The Israeli Securities Law permits insurance coverage and/or indemnification for certain liabilities incurred in connection with an administrative procedure, such as reasonable legal fees and certain compensation payable to injured parties for damages suffered by them, provided that such insurance and/or indemnification is permitted under the company's articles of association. Our articles of association contain such a provision.

Under the Israeli Companies Law, indemnification and insurance of office holders must be approved by our compensation committee, our Board of Directors and, in certain circumstances, by our shareholders. We have obtained directors' and officers' liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law, and our articles of association. In addition, we have entered into indemnification agreements with each of our directors and officers providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our, or our subsidiaries', directors and officers. This indemnification is limited both in terms of amount and coverage. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

It is our intention to include in our office holders compensation policy to be brought for approval of the shareholders following the initial issuance of the securities hereunder (and as required under the Companies Law) applicable provisions with respect to directors’ and officers’ liability insurance for the benefit of our office holders, as well as with respect to indemnification of office holders.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since January 1, 2011.

•	On December 28, 2011, we issued an aggregate of 4,390,387 series B preferred shares pursuant to a private placement, at a price per share of $.43.
•	On March 20, 2012, we issued an aggregate of 349,243 series B preferred shares pursuant to a private placement, at a price per share of $.43.
•	On December 30, 2012 we issued an aggregate of 4,128,137 series B-1 preferred shares pursuant to a private placement, at a price per share of $0.61.
•	On February 12, 2013, we issued an aggregate of 371,937 series B-1 preferred shares pursuant to a private placement, at a price per share of $0.61.
•	In April 2013, we issued an aggregate of 165,125 series B-1 preferred shares pursuant to a private placement, at a price per share of $0.61.
•	On October 30, 2013, we issued an aggregate of 3,302,505 series B-1 preferred shares pursuant to a private placement, at a price per share of $0.61.
•	In June 2014, we issued an aggregate of 6,605,019 series B-1 preferred shares pursuant to a private placement, at a price per share of $0.61.

We claimed exemption from registration under the Securities Act for the foregoing transactions under Regulation S under the Securities Act and/or Regulation D under the Securities Act and/or Section 4(a)(2) under the Securities Act. No underwriters were employed in connection with the securities issuances set forth in this Item 7.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement by and among the Company and the underwriters named therein.
3.1*	Articles of Association of the Company, as currently in effect.
3.2*	Amended and Restated Articles of Association of the Company, to be in effect upon completion of this offering.
4.1*	Form of Representative’s Warrant.
4.2*	Registration Rights Agreement between the Company and the holders of Ordinary Shares that are parties thereto.
5.1*	Opinion of Zysman, Aharoni, Gayer & Co., Israeli counsel to the Company, as to the validity of the ordinary shares being offered (including consent).
10.1*	PolyPid Ltd. Plan.
10.2*	Employment Agreement between the Company and , effective December 1, 2008.
10.3**	English Translation of Binding Memorandum of Understanding between the Company and MIS Implants Technologies Ltd. (Confidential Treatment Requested).
23.1*	Consent of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global).
23.2*	Consent of Zysman, Aharoni, Gayer & Co. (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page of the Registration Statement).

*	To be filed by amendment.
**	Filed herewith.

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel on     , 2014.

POLYPID LTD.

By:	Amir Weisberg, Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of PolyPid Ltd. hereby constitute and appoint            and            with full power of substitution, our true and lawful attorney-in-fact and agent to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Anat Segal	Chairman of the Board of Directors
Amir Weisberg	Chief Executive Officer and Director (Principal Executive Officer)
Shaun Marcus	Chief Financial Officer (Principal Financial and Accounting Officer)
Noam Emmanuel	Director
Yechezkel Barenholz	Director
Rami Lerner	Director
Yafit Stark	Director
Arik Lukach	Director
Moshe Neuman	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of PolyPid Ltd., has signed this registration statement on     , 2014.

ZYSMAN, AHARONI, GAYER AND
SULLIVAN & WORCESTER LLP